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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

GFR Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
36169W100
(CUSIP Number)
April 28, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	36169W100	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS: Wade A. Smith

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		72,700

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		72,700

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	72,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.7%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1 Based upon the number of outstanding shares of common stock reflected in the last Annual Report on Form 10-KSB for GFR Pharmaceuticals, Inc. filed with the Securities and Exchange Commission on April 21, 2006.

CUSIP NO. 36169W100	Page 3 of 5 Pages

Item 1.
	(a)	Name of Issuer:

GFR Pharmaceuticals, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

Suite 11405 201A Street Maple Ridge, British Columbia V2X 0Y3

Item 2.

	(a)	Name of Person Filing:

Wade A. Smith

	(b)	Address of Residence:

676 Shedborne Ave. Dayton, OH 45403

	(c)	Citizenship:

Ohio

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

36169W100

Item 3.		Rules 13d-1(b) or 13d-2(b) or (c) Statement.

Not applicable.

Item 4.		Ownership.

The following information concerning ownership of Common Stock is given as of May 1, 2006:

CUSIP NO. 36169W100	Page 4 of 5 Pages

(a)	Amount Beneficially Owned:

72,700 shares directly owned. 7,700 of such shares are held in an IRA for Mr. Smith.

(b)	Percent of Class:

6.7%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

72,700 shares.

(ii)	Shared power to vote or to direct the vote:

None.

(iii)	Sole power to dispose or to direct the disposition of:

72,700 shares.

(iv)	Shared power to dispose or to direct the disposition of:

None.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP NO. 36169W100	Page 5 of 5 Pages

Item 10.	Certification.
                         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature.
                         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 3, 2006
/s/ Wade A. Smith

Wade A. Smith